FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of November 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Update on US MVA procurement



Update on US Government MVA procurement

Cambridge, UK and Cambridge, Massachusetts - 14 November 2006 - Acambis plc ("Acambis") (LSE: ACM; NASDAQ: ACAM) announces that it has received notification from the US Department of Health and Human Services ("HHS") that its proposal is no longer being considered for award as part of the US Government's Modified Vaccinia Ankara ("MVA") smallpox vaccine tender process.

Acambis received notification late yesterday that HHS has re-evaluated Acambis' technical proposal and found that its proposal is no longer in the competitive range for award. As such, Acambis is no longer eligible to receive a contract. Acambis plans to request a meeting to gain further clarification, following which it will consider its options. The US National Institutes of Health has indicated that it intends to continue Acambis' existing MVA contracts at their current price and scope.

Gordon Cameron, Chief Executive Officer, said:

"We are surprised that the US Government would eliminate Acambis from the RFP process. We believe that our proposal would have met the requirements of the US Government, especially given Acambis' track record in the biodefence field."

                                     -ends-


Enquiries:

Acambis plc
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Financial Dynamics
David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. Its investigational vaccine against Japanese encephalitis, ChimeriVax-JE, which is undergoing Phase 3 clinical testing, is intended to provide an "ideal" vaccine to address the estimated 50,000 cases of this viral disease in Asia every year. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). Its shares are listed on NASDAQ
(ACAM) in the form of American Depositary Receipts. More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.


                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 14 November 2006                       ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.